ORCKIT COMMUNICATIONS LTD.

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2010 Annual General Meeting of Shareholders (the “Meeting”) of Orckit Communications Ltd. (the “Company” or “Orckit”) will be held on Tuesday, May 25, 2010 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel, for the following purposes:

(1)	election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

(2)	approval of the issuance of 100,000 units to Izhak Tamir and 75,000 units to Eric Paneth, on the same terms and conditions as the units sold to investors in our registered direct offering;

(3)	approval of an amendment to our Memorandum and Articles of Association increasing our authorized share capital from 50,000,000 Ordinary Shares to 75,000,000 Ordinary Shares;

(4)	reappointment of Kesselman & Kesselman as our independent auditors; and

(5)	consideration of our audited financial statements for the year ended December 31, 2009.

Shareholders of record at the close of business on April 26, 2010 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 126 Yigal Allon Street, Tel Aviv, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.  Reasonable costs incurred by the Company in dealing with such a position statement shall be borne by the submitting shareholder.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the most senior holder of joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,

Izhak Tamir
Chairman of the Board of Directors
and President

Eric Paneth
Chief Executive Officer

Dated: April 18, 2010

ORCKIT COMMUNICATIONS LTD.
126 Yigal Allon Street
Tel Aviv, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (“Ordinary Shares”), of Orckit Communications Ltd. (the “Company” or “Orckit”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) for use at the 2010 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2010 Annual General Meeting of Shareholders.  The Meeting will be held on Tuesday, May 25, 2010 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the Annual General Meeting will be as follows:

(1)	election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

(2)	approval of the issuance of 100,000 units to Izhak Tamir and 75,000 units to Eric Paneth, on the same terms and conditions as the units sold to investors in our registered direct offering ;

(3)	approval of an amendment to our Memorandum and Articles of Association increasing our authorized share capital from 50,000,000 Ordinary Shares to 75,000,000 Ordinary Shares;

(4)	reappointment of Kesselman & Kesselman as our independent auditors; and

(5)	consideration of our audited financial statements for the year ended December 31, 2009.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above, unless a shorter period is determined by the Board of Directors. Shareholders may revoke the authority granted by their execution of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation or later proxy is received prior to the above deadline, or by voting in person at the Meeting.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters.  Effective January 1, 2010, the uncontested election of directors is no longer considered a "routine" matter under such rules.  This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election of directors, or with respect to the other non-routine matters on the agenda of the Meeting, unless you provide voting instructions by way of your proxy card.

Proxies for use at the Meeting are being solicited by the Board of Directors.  Only shareholders of record at the close of business on April 26, 2010 will be entitled to vote at the Meeting.  Proxies are being mailed to shareholders on or about April 28, 2010 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

As of April 12, 2010, 19,286,815 of our Ordinary Shares were outstanding. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least 25% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Share Ownership

The following table sets forth, as of April 12, 2010, the number of our Ordinary Shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group. The voting rights of all shareholders are the same. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC") based on voting and investment power with respect to such Ordinary Shares. Ordinary Shares subject to options that are currently exercisable or exercisable within 60 days of April 12, 2010 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the Ordinary Shares shown as beneficially owned, subject to community property laws, where applicable.

Identity of Person or Group	Number of Ordinary Shares	Percent Beneficially Owned
Eric Paneth	1,679,267 (1)	8.5%
Izhak Tamir	1,679,267 (2)	8 .5%
All directors and executive officers as a group (12 persons)	4,144,149 (3)	19.7%

(1)(2)
Includes, in the case of each of Messrs. Tamir and Paneth, (i) 779,267 Shares, (ii) 480,000 Shares issuable upon the exercise of options that are currently vested or vest within 60 days following April 12, 2010 and (iii) 420,000 Shares subject to a six-year variable forward sale contract entered into with Credit Suisse Capital LLC on March 1, 2006. Under each such contract, 420,000 Shares were pledged to Credit Suisse as collateral. Does not include with respect to Mr. Paneth, 75,000 Ordinary Shares and 18,750 Ordinary Shares that may be acquired upon exercise of warrants, and with respect to Mr. Tamir, 100,000 Ordinary Shares and 25,000 Ordinary Shares that may be acquired upon exercise of warrants, that will be beneficially owned by each of them if Item 2 is approved by our shareholders at the Meeting. If Item 2 is approved, Mr. Tamir and Mr. Paneth will beneficially own 9.1% and 8.9%, respectively, of our Ordinary Shares.

(3)	Includes 1,737,997 Shares which may be purchased pursuant to options exercisable within 60 days following April 12, 2010.

AGENDA OF THE ANNUAL GENERAL MEETING

Item 1 - Election of Directors

At the Meeting, the shareholders will be asked to re-elect each of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil to our Board of Directors to serve until the next Annual General Meeting at which one or more Directors are elected or his earlier resignation or removal. Messrs. Arkin and Motil are “independent directors” as defined by the NASDAQ rules.  We also have three directors, Moshe Nir, Yair Shamir and Amiram Levinberg, who are “outside directors” under the Israeli Companies Law and who are not up for election this year. Each of these outside directors was elected to a three year term at the 2008 Annual General Meeting of Shareholders.

The four nominees for election at the Meeting have been approved by the audit committee of the Board of Directors (the “Audit Committee”), acting as our nominating committee.  A brief biography of each nominee is set forth below:

Eric Paneth has been Chief Executive Officer and a director of Orckit since its founding in 1990. From 1990 until July 2008, Mr. Paneth also served as our Chairman of the Board of Directors.  From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was head of a technical department in the Israeli Government.  From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Since January 2000, Mr. Paneth has been a director of Tikcro Technologies Ltd., and he has served as its Chief Executive Officer since November 2008.  Mr. Paneth holds an advanced engineering degree from the Israel Institute of Technology, commonly known as the Technion.

Izhak Tamir has been President and a director of Orckit since its founding in 1990, and has been our Chairman of the Board of Directors since July 2008. Mr. Tamir has also served as Chairman of the Board of our subsidiary, Orckit-Corrigent Ltd., since 2001 and Chief Executive Officer of Orckit-Corrigent since May 2007.  Mr. Tamir has served as a Director of Gilat Satellite Networks Ltd. since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq - the Israel Telecommunications Corporation Ltd.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir has served as Chairman of the Board of Directors of Tikcro Technologies Ltd. since January 2000 and was its Chief Executive Officer from August 2003 to December 2007. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University.

Jed M. Arkin has been a director of Orckit since August 2001. Since January 2005 he has been a director, and is currently Chairman, of Mosaic Crystals Ltd., a developer of Gallium Nitride semiconductor materials.  From January 2000 through April, 2007, Mr. Arkin served as Chairman of MadahCom, Inc., a manufacturer of digital wireless public alerting systems. MadahCom was acquired by Cooper Industries (NYSE: CBE) in April 2007. From March 2005 until April 2007, Mr. Arkin served as a director of Shamir Optical Industries Ltd. From 1999 to 2001, he served as General Manager of merchant banking for Oscar Gruss & Son, a New York-based investment bank.  From 1995 to 1998, Mr. Arkin served as Vice President of The Challenge Fund, an Israeli venture capital firm.  He holds a B.A. from St. John’s College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

Moti Motil has been a director of Orckit since November 2002.  Since 1996, Mr. Motil has served as Vice President Finance and an associate of Palmot Ltd., an investment company based in Israel, and since 2006 has also served as Chief Financial Officer of Gan-Bair Senior Citizen Residence Ltd., a subsidiary of Palmot Ltd. From 1991 until 1996, he served as Chief Financial Officer of the Israeli subsidiary of Jan-Bell Marketing Inc., a retail company.  Mr. Motil holds a B.A. degree in economics and accounting from Tel-Aviv University and he is a Certified Public Accountant in Israel.

Required Approval

Pursuant to our Articles of Association, the affirmative vote of the holders of 66-2/3% of the Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Eric Paneth be elected to the Board of Directors, effective immediately.

RESOLVED, that Izhak Tamir be elected to the Board of Directors, effective immediately.

RESOLVED, that Jed M. Arkin be elected to the Board of Directors, effective immediately.

RESOLVED, that Moti Motil be elected to the Board of Directors, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2 – Approval of the issuance of 100,000 units to Izhak Tamir and 75,000 units to Eric Paneth, on the same terms and conditions as the units issued to investors in our registered direct offering

On March 29, 2010, we entered into subscription agreements with investors for the sale of units at a price of $3.78 per unit in a registered direct offering.  Each unit consists of one Ordinary Share, a warrant to purchase 0.25 of one Ordinary Share at an exercise price of $5.66 per share and a contingent warrant to purchase 0.25 of one Ordinary Share at an exercise price of $11.32 per share. The exercise prices of the primary and contingent warrants are subject to appropriate adjustment in the event of dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our Ordinary Shares.

The primary warrants are exercisable until April 1, 2015.  If the closing price of our Ordinary Shares for any 20 trading day period within a 30 trading day period following April 1, 2011 is equal to or greater than $11.32 per share, we may require the holders of primary warrants to exercise any previously unexercised primary warrants, provided, however, that we may not require the exercise of the primary warrants in any period during which our Ordinary Shares are not listed for trading on the NASDAQ Global Market, the Tel Aviv Stock Exchange, or any national securities exchange.  In the event that we require the exercise of the primary warrants, subject to certain conditions, contingent warrants to purchase a number of Ordinary Shares equal to the number of primary warrants we required holders to exercise will become exercisable until April 1, 2015.

The offering closed on April 1, 2010. Roth Capital Partners, LLC acted as sole placement agent in the offering. Including the issuance of the units that are subject to the approval of this Item 2 by our shareholders, we sold 2,810,000 Ordinary Shares and primary warrants to purchase up to 702,500 Ordinary Shares, plus the related contingent warrants to purchase up to 702,500 Ordinary Shares.

In order to induce investors to invest in the offering, our founders, Izhak Tamir and Eric Paneth, each committed to invest his own personal funds in the offering on the same terms and conditions as the other investors.  Mr. Tamir is our Chairman of the Board and President, and Mr. Paneth is our Chief Executive Officer and a director.  Pursuant to the Israeli Companies Law, since the securities issued in the offering (assuming full exercise of all the primary and contingent warrants) will amount to more than twenty percent of our outstanding Ordinary Shares before the offering, the issuance of units to Mr. Tamir and Mr. Paneth requires shareholder approval.  The particpation of Mr. Tamir and Mr. Paneth in the offering has been approved by our Audit Committee and Board of Directors.

Subject to shareholder approval, Mr. Tamir irrevocably agreed to purchase 100,000 units, consisting of 100,000 Ordinary Shares, primary warrants to purchase up to 25,000 Ordinary Shares and contingent warrants to purchase up to 25,000 Ordinary Shares, and Mr. Paneth irrevocably agreed to purchase 75,000 units, consisting of 75,000 Ordinary Shares, primary warrants to purchase up to 18,750 Ordinary Shares and contingent warrants to purchase up to 18,750 Ordinary Shares.  Mr. Tamir has paid $378,000 and Mr. Paneth has paid $283,500, the purchase price for the units subscribed for by each of them, which amounts are being held in escrow pending the shareholder vote at the Meeting.  If this proposal is approved by our shareholders at the Meeting, the Ordinary Shares and warrants subscribed for by each of Mr. Tamir and Mr. Paneth will be issued to them on the business day immediately following the Meeting and the escrowed funds will be released to us.  The placement agent fee paid by us to Roth Capital in the amount of 6.2% of the purchase price of the units purchased by other investors is not payable with respect to units purchased by each of Mr. Tamir and Mr. Paneth.

The securities to be issued to Mr. Paneth and Mr. Tamir would be freely tradeable, subject to limitations on resale applicable to "affiliates" of Orckit, as defined in SEC Rule 144, and to a contractual lock-up obligation agreed to by each of them in connection with the offering for a period of 90 days from April 1, 2010.  Each of our other officers and directors agreed to a lock-up period of 30 days from April 1, 2010.

Assuming our shareholders approve the participation in the offering by Mr. Tamir and Mr. Paneth, the gross proceeds of the offering will be approximately $10.6 million and the net proceeds, after deducting the placement agent's fee and estimated offering expenses paid by us, will be approximately $9.7 million. We will use proceeds from the offering primarily for increased research and development activities related to a potential project in 2010 from a major customer.  Funds may also be used for working capital and other general corporate purposes.

The securities described above were offered by us pursuant to a registration statement declared effective by the SEC on March 11, 2010, as amended on March 29, 2010 by a registration statement pursuant to SEC Rule 462(b) increasing the permitted size of the offering, and a prospectus supplement related to the offering filed with the SEC on March 29, 2010.  We filed the placement agency agreement and the forms of the subscription agreement and primary and contingent warrants with the SEC on a Form 6-K on March 29, 2010, which may be viewed at the SEC's website at http://www.sec.gov.  Such Form 6-K is incorporated by reference into this proxy statement and the summary set forth herein is qualified in its entirety by reference to such documents.

Vote Required

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to issue and sell to Izhak Tamir 100,000 units, consisting of 100,000 Ordinary Shares, primary warrants to purchase up to 25,000 Ordinary Shares and contingent warrants to purchase up to 25,000 Ordinary Shares, on the same terms and conditions as those issued to the unaffiliated investors pursuant to the Company's registered direct offering on April 1, 2010.

RESOLVED, to issue and sell to Eric Paneth, 75,000 units, consisting of 75,000 Ordinary Shares, primary warrants to purchase up to 18,750 Ordinary Shares and contingent warrants to purchase up to 18,750 Ordinary Shares, on the same terms and conditions as those issued to the unaffiliated investors pursuant to the Company's registered direct offering on April 1, 2010.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 3 – Approval of an amendment to our Memorandum and Articles of Association increasing our authorized share capital from 50,000,000 Ordinary Shares to 75,000,000 Ordinary Shares

Background

Our Memorandum and Articles of Association, as currently in effect, authorizes us to issue 50,000,000 Ordinary Shares.  On April 14, 2010, our Board of Directors recommended that our shareholders approve an amendment to our Memorandum and Articles of Association to increase our authorized share capital to 75,000,000 Ordinary Shares.

The additional Ordinary Shares to be authorized by approval of the proposed amendment would have rights identical to our currently outstanding Ordinary Shares.  Because holders of our Ordinary Shares have no preemptive rights to purchase or subscribe for any unissued Ordinary Shares, the issuance of additional Ordinary Shares would reduce the current shareholders’ percentage ownership interest in the total outstanding Ordinary Shares. An increase in the number of Ordinary Shares outstanding could have an anti-takeover effect in that additional Ordinary Shares could be issued in one or more transactions that could make a change in control or takeover of us more difficult.  If the proposed amendment is approved by our shareholders, it will become effective upon the date of approval.

As of April 12, 2010, there were 19,286,815 Ordinary Shares outstanding. In addition, as of the same date, (i) a total of 5,639,154 Ordinary Shares were reserved for issuance pursuant to our various stock option plans, in respect of which options to acquire 5,639,154 Ordinary Shares were outstanding as of that date, (ii) primary warrants currently exercisable to purchase up to 658,750 Ordinary Shares were outstanding, (iii) contingent warrants not yet exercisable to purchase up to 658,750 Ordinary Shares were outstanding,(iv) 1,285,714 Ordinary Shares were reserved for issuance upon conversion of our convertible notes, and (v) a total of 7,095,600 Shares were reserved for issuance pursuant our shareholder bonus rights plan.  In addition, if Item 2 is approved by our shareholders, an additional 175,000 Ordinary Shares and primary warrants to purchase up to 43,750 Ordinary Shares would be outstanding and an additional 43,750 Ordinary Shares would be reserved for issuance in connection with the potential exercise of contingent warrants. As a result, if the proposed amendment is adopted, approximately 40.1 million Ordinary Shares would be available for future issuance by us.

Purposes and Effects of Share Capital Increase

If the proposed amendment is approved by our shareholders, additional Ordinary Shares will be available for general corporate purposes. The Board of Directors believes that the proposed increase in the number of authorized Ordinary Shares is necessary to provide our Company with the flexibility to pursue opportunities without added delay and expense. We filed a registration statement with the SEC last year pursuant to which we may undertake a rights offering to our shareholders.  We filed a shelf registration statement earlier this year pursuant to which we completed a registered direct offering on April 1, 2010.  In addition, we plan to file soon another shelf registration statement that covers the potential sale of up to $33.0 million of securities. The Board of Directors believes it is desirable to have additional authorized Ordinary Shares available in order to provide us with flexibility with respect to potential equity offerings and still have other authorized Ordinary Shares available for other corporate purposes.  The terms and conditions of any future equity offerings or other issuance of securities have not yet been determined, nor has any decision been made as to whether or not we will commence another equity offering or issue securities for any other purpose.

The additional Ordinary Shares authorized could be issued at the direction of the Board of Directors from time to time for any proper corporate purpose, including, without limitation, the acquisition of other businesses, the raising of additional capital for use in our business, including to conduct a rights offering or other public offering, a split or dividend on then outstanding Shares or in connection with any employee share plan or program. Any future issuances of authorized Ordinary Shares may be authorized by the Board of Directors without any further action by shareholders, except as required by applicable law.

Vote Required

The affirmative vote of the holders of 66-2/3% of the Shares present, in person or by proxy, and voting on the matter is required for the proposed amendment to our Memorandum and Articles of Association.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Article 4 of the Articles of Association of the Company, as amended, and Section 4(a) of the Company’s Memorandum of Association, as amended, be amended to read as follows:

‘The share capital of the Company is 75,000,000 Ordinary Shares of no nominal value.’

RESOLVED, that if the foregoing amendment to the Sixth Amended and Restated Articles of Association of the Company is approved, the Board of Directors shall be authorized, in its discretion, to restate the Articles of Association of the Company, which shall be referred to thereafter as the “Seventh Amended and Restated Articles of Association” of the Company.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 4 – Appointment of Independent Auditors

At the Meeting, the shareholders will be asked to approve the reappointment of Kesselman & Kesselman, independent certified public accountants in Israel, as our independent auditors until the next annual general meeting of shareholders. Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited. We intend to reappoint Kesselman & Kesselman as the auditor of our owned and controlled subsidiaries, as well. Kesselman & Kesselman are independent in accordance with applicable rules and regulations. A representative of the auditors is expected to be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act.

Required Approval

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Kesselman & Kesselman be appointed as the independent auditors of the Company until the next annual general meeting of shareholders.

RESOLVED, that the Board of Directors be authorized to delegate to the Audit Committee the authority to fix the fees paid to the Company’s independent auditors.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 5 - Consideration of Financial Statements

Our audited financial statements for the year ended December 31, 2009 are included in our Form 6-K, which we filed with the SEC on February 23, 2010. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.  No vote is required.

By Order of the Board of Directors,

Izhak Tamir
Chairman of the Board of Directors
and President

Eric Paneth
Chief Executive Officer

Dated:  April 18, 2010